Exhibit 18.1

September 17, 2014
Guidewire Software, Inc.
Foster City, California
Ladies and Gentlemen:
We have audited the consolidated balance sheets of Guidewire Software, Inc. (the Company) as of July 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows, for each of the years in the three-year period ended July 31, 2014, and have reported thereon under date of September 17, 2014. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended July 31, 2014. As stated in note 2 to those financial statements, the Company changed its method of accounting for recognition of stock-based compensation expense from the accelerated attribution method to the straight-line method for its time-based awards and states that the newly adopted accounting principle is preferable in the circumstances because it better reflects the employees’ pattern of service. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/S/ KPMG LLP